Exhibit 99.1

Spreadtrum Introduces 1GHz Low-Cost Smartphone Platform
For TD-SCDMA & EDGE/WiFi

Delivers 1GHz Smartphone Performance to US$100 Handsets

SHANGHAI, CHINA – January 4, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G and 3G wireless communications standards, today introduced a 1GHz Android smartphone platform for TD-SCDMA (SC8810) and EDGE/WiFi (SC6820) and announced that both products are now sampling with customers. With these two new solutions, Spreadtrum is redefining the performance standard for low-cost smartphones, enabling OEMs to deliver 1GHz performance at US$100 retail prices.

“Our 1GHz Android platform sets a new bar for low-cost smartphone performance,” said Dr. Leo Li, Spreadtrum’s president and CEO.  “The graphics and web browsing performance of the SC8810 and SC6820 compares favorably to one of the most popular smartphone models globally, delivering a high performance applications and gaming experience for consumers. This type of experience has previously been available only in mid- to high-end handset models and can now be delivered by OEMs in US$100 smartphone models.  This will reshape the definition of and consumer expectations for a low-cost handset.”

Spreadtrum’s 1GHz platform is the most highly integrated, lowest power smartphone platform for the TD-SCDMA market. The solution delivers the lowest chip count with a multimode single-chip RF transceiver supporting TD-SCDMA, EDGE, GPRS and GSM and integrates power management.  The platform’s Cortex A5 processor architecture delivers more than 40% lower power consumption compared to ARM11-based products and more than 70% lower power consumption than Cortex A9 products, delivering differentiated standby and talk time performance relative to other smartphone models.

Designed with 40nm CMOS silicon technology, the SC8810 and SC6820 baseband platforms are powered by a Cortex A5 1GHz processor and incorporate an advanced multimedia subsystem which includes a Mali GPU with 3D/2D graphics acceleration and supports high definition video playback, a 5 megapixel camera, a WVGA touch panel and connectivity features including Bluetooth, WiFi and GPS. The SC8810 supports TD-SCDMA with HSDPA at 2.8Mbps, HSUPA at 2.2Mbps as well as quad-band GSM/GPRS/EDGE with dual-mode auto handover, while the SC6820 supports quad-band EDGE/GPRS/GSM.  Both products combine silicon hardware with turnkey Android software that reduce both the design time and design resources required to deliver new handsets to market.

Spreadtrum’s expansion of its smartphone platform coincides with rapidly increasing demand in China for smartphone products.  Industry analysts expect the smartphone market in China to exceed 100 million units in 2012, leading global demand for smartphone products.

About Spreadtrum Communications, Inc.
Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of SC8810 and SC6820 to enable OEMs to deliver 1GHz performance at US$100 retail prices; the ability of SC8810 and SC6820 to deliver a high performance applications and gaming experience for consumers; the effectiveness of SC8810 and SC6820 in reshaping the definition of and consumer expectations for a low-cost handset; the ability of SC8810 and SC6820 to reduce both the design time and design resources required to deliver new handsets to market; the rapidly increasing demand in China for smartphone products; and the expectation of the Industry analysts with respect to smartphone market in China exceeding 100 million units in 2012, leading global demand for smartphone products. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of SC8810 and SC6820, market acceptance of SC8810 and SC6820, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for Android platform smart phones; the rate at which the commercial deployment of TD-SCDMA and EDGE/WiFi technology will grow; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.